Exhibit 2

2016

THIRD QUARTER RESULTS

Stock Listing Information

Philippine Stock Exchange Ticker: CHP

Investor Relations

+ 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - September				Third Quarter			
	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Cement volume[2]	3.9	3.8	4%	3.9	1.3	1.3	3%	1.3
Net sales	19,809	18,548	7%	19,249	6,559	6,303	4%	6,530
Gross profit	10,332	9,307	11%	9,771	3,722	3,455	8%	3,694
as % of net sales	52.2%	50.2%	2.0pp	50.8%	56.7%	54.8%	1.9pp	56.6%
Operating earnings before other expenses, net	4,373	3,851	14%	3,813	1,659	1,546	7%	2,876
as % of net sales	22.1%	20.8%	1.3pp	19.8%	25.3%	24.5%	0.8pp	44.0%
Controlling Interest Net Income	1,879			1,403	983			1,360
Operating EBITDA	5,311	4,659	14%	4,750	1,970	1,813	9%	3,187
as % of net sales	26.8%	25.1%	1.7pp	24.7%	30.0%	28.8%	1.2pp	48.8%
Free cash flow after maintenance capital expenditures	3,888			3,151	1,143			1,807
Free cash flow	3,237			2,500	509			1,173
Net debt[3]	285			285	285			285
Total debt[3]	318			318	318			318
Earnings per share[4]	0.92			0.69	0.21			0.29

In millions of Philippine Pesos, except volumes, percentages, net debt and total debt

[1] Refer to page 7 for information on pro forma adjustments

[2] Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

[3] In millions of U.S. Dollars

[4] In Philippine Pesos

Pro forma net sales in the third quarter of 2016 reached PhP 6,559 million, representing an increase of 4% compared with the third quarter of 2015. The increase was due to higher volumes and prices of our products. For the first nine months, net sales increased 7% from PhP18,548 million in 2015 to PhP19,809 million in 2016.

Pro forma cost of sales as a percentage of net sales decreased by 1.9pp during the third quarter of 2016 compared with the same period last year, from 45.2% to 43.3%. The decrease was mainly driven by lower energy costs. For the first nine months of 2016, cost of sales as a percentage of net sales decreased by 2.0pp. For this same period, fuel and power costs included in our cost of sales decreased from approximately 22.1% to 18.3% and from 26.0% to 21.1%, respectively.

Pro forma operating expenses as a percentage of net sales increased by 1.2pp during the third quarter of 2016 compared with the same period last year, from 30.3% to 31.5% due to higher depreciation of an increased asset base. For the first nine months of 2016, operating expenses as a percentage of net sales increased 0.7pp.

Pro forma operating EBITDA increased by 9% to PhP 1,970 million during the third quarter of 2016 compared with the same period last year. For the first nine months of 2016, pro forma operating EBITDA increased 14% from Php 4,659 million to PhP 5,311 million.

Pro forma operating EBITDA margin increased by 1.2pp from 28.8% in the third quarter of 2015 to 30.0% this quarter. For the first nine months of the 2016, operating EBITDA margin increased 1.7pp from 25.1% to 26.8%.

Pro forma controlling interest net income was an income of PhP983 million in the third quarter of 2016.

Total debt at the end of September 2016 stands at US$318 million. During the third quarter, long term debt was reduced by US$56 million.

2016 Third Quarter Results

Page 2

Operating Results

Domestic Gray Cement	January - September 2016 vs. 2015	Third Quarter 2016 vs. 2015	Third Quarter 2016 vs. Second Quarter 2016
Volume	4%	3%	(1%)
Price in USD	(2%)	(1%)	(1%)
Price in PHP	2%	1%	0%

Domestic gray cement volume increased 3% during the third quarter of 2016 versus the same period last year. Domestic gray cement volume during the first nine months of the year increased by 4% on a year-over-year basis.

Domestic gray cement prices increased 1% during the third quarter against same period last year. For the first nine months of 2016, domestic gray cement prices have increased 2% versus same period previous year.

During the third quarter, there was a moderation in the growth of our cement volumes, reflecting lower public infrastructure activity compared to previous quarters. Sales volumes to our Visayas and Mindanao markets, where we distribute principally by sea, have been negatively impacted by adverse weather. In addition, increased cement imports into the country also affected our sales volumes during the quarter.

2016 Third Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

CEMEX HOLDINGS PHILIPPINES

Operating EBITDA and Free Cash Flow

	January - September				Third Quarter			
	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Operating earnings before other expenses, net	**4,373**	**3,851**	**14%**	**3,813**	**1,659**	**1,546**	**7%**	**2,876**
+ Depreciation and operating	938	808		938	311	267		311
Operating EBITDA	**5,311**	**4,659**	**14%**	**4,750**	**1,970**	**1,813**	**9%**	**3,187**
- Net financial expenses	1,065			930	388			442
- Capital expenditures for maintenance	193			193	121			121
- Change in working Capital	(684)			(684)	111			111
- Taxes paid	852			852	226			465
- Other cash items (Net)	(3)			310	(20)			241
Free cash flow after maintenance capital	**3,888**			**3,151**	**1,143**			**1,807**
- Strategic Capital expenditures	651			651	634			634
Free cash flow	**3,237**			**2,500**	**509**			**1,173**

In millions of Philippine Pesos, except volumes and percentages

[1] Refer to page 7 for information on pro forma adjustments

Debt Information

	Third Quarter
	2016
Total debt	**318**
Short term	0%
Long term	100%
Cash and cash equivalents	33
Net debt	**285**

In millions of U.S. Dollars, except percentages

	Third Quarter
	2016
Currency denomination	
U.S. dollar	100%
Philippine peso	0%
Interest rate	
Fixed	93%
Variable	7%

2016 Third Quarter Results

Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

INCOME STATEMENT	January - September				Third Quarter			
	2016	2015	% var	2016	2016	2015	% var	2016
	Pro Forma[1]	Pro Forma[1]		Actual	Pro Forma[1]	Pro Forma[1]		Actual
Net sales	19,809,308	18,547,945	7%	19,248,740	6,558,725	6,303,375	4%	6,530,491
Cost of sales	(9,477,536)	(9,240,660)	(3%)	(9,477,536)	(2,836,843)	(2,848,704)	0%	(2,836,843)
Gross profit	**10,331,772**	**9,307,285**	**11%**	**9,771,204**	**3,721,881**	**3,454,671**	**8%**	**3,693,648**
Operating expenses	(5,958,589)	(5,456,619)	(9%)	(5,958,589)	(2,063,015)	(1,908,347)	(8%)	(818,102)
Operating earnings before other expenses, net	**4,373,183**	**3,850,666**	**14%**	**3,812,615**	**1,658,867**	**1,546,324**	**7%**	**2,875,546**
Other expenses, net	2,943			(309,543)	19,679			(241,020)
Operating earnings	**4,376,126**			**3,503,072**	**1,678,545**			**2,634,526**
Financial expenses	(1,023,905)			(888,341)	(352,863)			(406,600)
Other financial income (expenses), net	(916,497)			(916,497)	(574,852)			(574,852)
Net income before income taxes	**2,435,723**			**1,698,234**	**750,830**			**1,653,074**
Income tax	(556,693)			(294,777)	232,364			(293,264)
Consolidated net income	**1,879,031**			**1,403,457**	**983,194**			**1,359,811**
Non-controlling Interest Net Income	19			19	5			5
Controlling Interest Net Income	**1,879,050**			**1,403,477**	**983,200**			**1,359,816**
Operating EBITDA	**5,310,771**	**4,658,870**	**14%**	**4,750,203**	**1,970,038**	**1,812,829**	**9%**	**3,186,718**
Earnings per share	**0.92**			**0.69**	**0.21**			**0.29**

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of September 30 2016
Total Assets	**51,006,618**
Cash and Temporary Investments	1,597,701
Trade Accounts Receivables	1,029,637
Other Receivables	241,616
Inventories	2,369,550
Other Current Assets	1,316,367
Current Assets	6,554,873
Fixed Assets	15,702,412
Other Assets	28,749,333
Total Liabilities	**22,250,071**
Current Liabilities	5,901,049
Long-Term Liabilities	15,535,356
Other Liabilities	813,666
Consolidated Stockholders' Equity	**28,756,547**
Non-controlling Interest	251
Stockholders' Equity Attributable to Controlling Interest	28,756,296

2016 Third Quarter Results

Page 5

Financial Results

HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - September				Third Quarter			
	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Net sales	420,322	410,873	2%	408,428	138,379	135,834	2%	137,784
Cost of sales	(201,098)	(204,698)	2%	(201,098)	(59,853)	(61,388)	2%	(59,853)
Gross profit	**219,224**	**206,174**	**6%**	**207,329**	**78,526**	**74,446**	**5%**	**77,931**
Operating expenses	(126,432)	(120,875)	(5%)	(126,432)	(43,527)	(41,124)	(6%)	(17,261)
Operating earnings before other expenses, net	**92,792**	**85,300**	**9%**	**80,898**	**35,000**	**33,322**	**5%**	**60,670**
Other expenses, net	62			(6,568)	415			(5,085)
Operating earnings	**92,854**			**74,330**	**35,415**			**55,585**
Financial expenses	(21,726)			(18,849)	(7,445)			(8,579)
Other financial income (expenses), net	(19,447)			(19,447)	(12,129)			(12,129)
Net income before income taxes	**51,682**			**36,034**	**15,841**			**34,877**
Income tax	(11,812)			(6,255)	4,903			(6,187)
Consolidated net income	**39,870**			**29,779**	**20,744**			**28,690**
Non-controlling Interest Net Income	0			0	0			0
Controlling Interest Net Income	**39,870**			**29,780**	**20,744**			**28,690**
Operating EBITDA	**112,686**	**103,203**	**9%**	**100,792**	**41,565**	**39,065**	**6%**	**67,235**
Earnings per share	**0.02**			**0.01**	**0.00**			**0.01**

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of September 30 2016
Total Assets	**1,051,683**
Cash and Temporary Investments	32,942
Trade Accounts Receivables	21,230
Other Receivables	4,982
Inventories	48,857
Other Current Assets	27,142
Current Assets	135,152
Fixed Assets	323,761
Other Assets	592,770
Total Liabilities	**458,764**
Current Liabilities	121,671
Long-Term Liabilities	320,317
Other Liabilities	16,777
Consolidated Stockholders' Equity	**592,918**
Non-controlling Interest	5
Stockholders' Equity Attributable to Controlling Interest	592,913

2016 Third Quarter Results

Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its interim financial statements under Philippine Financial Reporting Standards (“PFRS”).

When reference is made in 2016 to consolidated interim financial statements, it means CHP financial information together with its subsidiaries. When reference is made in 2015 to combined financial information, it means the combined operations of CHP’s subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated interim balance sheet as of September 30, 2016 has been converted at the exchange rates of 48.50 Philippine pesos per US dollar. The consolidated interim income statements for the nine-month period ended September 30, 2016 and the combined interim financial information for the nine-month period ended September 30, 2015 have been converted at the exchange rates of 47.13 and 45.14 Philippine pesos per US dollar, respectively, based on the simple average PHP/US$ of the end-of-month exchange rates for each of the nine-month periods of 2016 and 2015, respectively. The exchange rates used to convert results for the third quarter of 2016 and the third quarter of 2015 were 47.40 and 46.41 Philippine pesos per US dollar, respectively, based on the simple average PHP/US$ end-of-month exchange rates for each of the three-month periods of 2016 and 2015, respectively. The same methodology of converting to US$ was applied in respect to figures in the pro forma financial information.

Pro forma financial information included in the report

[For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.]

CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18,

2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. As a result, CHP has no historical consolidated financial information for the nine-month period ended September 30, 2015 or for the three-month period ended September 30, 2015. Furthermore, several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. Correspondingly, the historical consolidated financial information of CHP for the third quarter of 2016 is not directly comparable with the first and second quarter of the same year, which was prepared under the previous royalty and insurance agreements.

For convenience of the reader, and in order to present comprehensive comparative operating information for the nine-month periods ended

September 30, 2016 and 2015, and for the three-month periods ended

September 30, 2016 and 2015, CHP prepared pro forma selected consolidated income statement information for the nine-month period ended September 30, 2016 and for the three-month period ended

September 30, 2016, as well as pro forma selected combined income statement information for the nine-month period ended September 30,

2015, and for the three-month period ended September 30, 2015, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been both effective from the beginning of each year.

CHP Pro forma consolidated income statement for the three-month period ended September 30, 2016, was adjusted to reflect the effects of certain agreements entered into by CHP with CEMEX: a) the effects of the 5% corporate service charges and royalties agreement that entered into force after the conclusion of the IPO during the third quarter of 2016 with retroactive effects for full year 2016, only for the portion allocated to the third quarter; and b) the effects of the new reinsurance agreements entered prospectively beginning on August 1, 2016, as if the agreements would have been effective for the full third quarter of 2016. Moreover, CHP Pro forma consolidated income statement for the nine-month period ended September 30, 2016, was adjusted to reflect the effects of the aforementioned reinsurance agreements as if the agreements would have been effective beginning January 1, 2016.

CHP Pro forma consolidated income statement for the nine-month and the three-month periods ended September 30, 2015 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties and reinsurance agreements, as well as interest expenses, (on a like-to-like basis) for both the year-to-date and the three-month periods ended September 30, 2015.

In addition:

(1) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 and Pro Forma 2015 appearing in this report, was prepared under the same assumptions used for the Pro Forma combined income statement information for the year ended December 31, 2015 which was included in the Prospectus, in respect to the adjustments associated with the 5% corporate service charges and royalties and the reinsurance agreements, as if the applicable contracts were in place from January 1, 2015.

(Continued on page 8)

2016 Third Quarter Results    Page 7

Definition of Terms and Disclosures

(Continued from page 7)

(2) the effects from the new reinsurance agreements appearing in this report's Pro Forma consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 and 2015 reflect the actual accounting initiated on August 1, 2016 resulting in an increase in revenue, whereas the effects from the reinsurance agreements included in the Prospectus' Pro Forma consolidated income statement information for the year ended December 31, 2015, for simplicity of the Pro Forma information, were presented reducing operating costs.

Nonetheless, this difference in presentation would have had no effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the year ended December 31, 2015.

(3) the Pro Forma selected combined income statement information for the nine-month and the three-month periods ended September 30, 2015 were adjusted to reflect depreciation arising from asset revaluation.

(4) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt.

Definition of terms

PHP refers to Philippine Pesos.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

	January - September		Third Quarter		January - September	
	2016 average	2015 average	2016 average	2015 average	2016 End of period	2015 End of period
Philippine peso	47.13	45.14	47.40	46.41	48.50	46.74

Amounts provided in units of local currency per US dollar

2016 Third Quarter Results Page 8